September 11, 2019

Olivier Pomel
Chief Executive Officer
Datadog, Inc.
620 8th Avenue, 45th Floor
New York, NY 10018

       Re: Datadog, Inc.
           Amendment No.1 to Registration Statement on Form S-1
           Filed September 9, 2019
           File No. 333-233428

Dear Mr. Pomel:

       We have reviewed your amended registration statement and have the following comment. Our comment may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No.1 to Form S-1 Filed on September 9, 2019

Dilution, page 51

1. Please provide your calculations to support the pro forma net tangible book value of $60.6 million. It appears that such calculations include both goodwill and deferred contract costs in your total tangible assets. Please tell us how you determined that these assets, as well as any other intangible items included in your balance sheet, are tangible assets for purposes of your dilution calculations or revise. Similar revisions should be made to the historical net tangible book value per share and the pro forma net tangible book value per share after this offering, as necessary
 Olivier Pomel
FirstName LastNameOlivier Pomel
Datadog, Inc.
Comapany 11, 2019
September NameDatadog, Inc.
Page 2
September 11, 2019 Page 2
FirstName LastName
        You may contact Eiko Yaoita Pyles, Staff Accountant at (202) 551-3587 or Kathleen
Collins, Accounting Branch Chief, at (202) 551-3499 if you have questions regarding comments on the financial statements and related matters. Please contact Edwin Kim, Staff Attorney, at
(202) 551-3297 or Jan Woo, Legal Branch Chief, at (202) 551-3453 with any other questions.



                                                          Sincerely,

                                                          Division of
Corporation Finance
                                                          Office of Information
Technologies
                                                          and Services
cc:      Nicole Brookshire, Esq.